NXT ENERGY SOLUTIONS INC.

Computershare

320 Bay Street, 14th Floor
Toronto, ON M5H 4A6
www.computershare.com

Security Class

Holder Account Number

Fold

Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on Tuesday, June 9, 2026

This VIF is solicited by and on behalf of Management of the Corporation ("Management").

Notes

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3. This VIF should be signed in the exact manner as the name(s) appear(s) on the VIF.
4. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed to the holder by Management.
5. **The securities represented by this VIF will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees listed on the reverse, this VIF will be voted as recommended by Management.**
6. The securities represented by this VIF will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This VIF confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
8. This VIF should be read in conjunction with the accompanying documentation provided by Management.

Fold

VIFs submitted must be received by 10:00 am, Calgary Time, on Friday, June 5, 2026.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this VIF.
Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

Sunlife

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of shareholders of the Corporation to be held at Norton Rose Fulbright Canada LLP, Suite 3700, 400 - 3rd Avenue SW, Calgary, Alberta T2P 4H2 on Tuesday, June 9, 2026 at 10:00 am, Calgary Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Against
01. Peter Mork	☐	☐
02. Charles Selby	☐	☐
03. Gerry Sheehan	☐	☐
04. Jeffrey Tilson	☐	☐
05. Thomas E. Valentine	☐	☐
06. Bruce G. Wilcox	☐	☐
07. Eugene Woychyshyn	☐	☐

Fold

For Withhold

2. Appointment of Auditors

Appointment of MNP LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

For Against

3. Employee Share Purchase Plan Resolution

To consider and approve the Employee Share Purchase Plan Resolution, the full text of which is reproduced as Schedule "A" to the Information Circular dated April 24, 2026. ☐ ☐

For Against

4. Unallocated Entitlement Resolution

To consider and approve the Unallocated Entitlement Resolution, the full text of which is reproduced as Schedule "B" to the Information Circular dated April 24, 2026. ☐ ☐

For Against

5. Preferred Share Resolution

Fold

To consider and approve the Preferred Share Resolution, the full text of which is reproduced in the Information Circular, under "Particulars of Matters to be acted on" dated April 24, 2026. ☐ ☐

Signature of Proxyholder

Signature(s)

Date

DD / MM / YY

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signing Capacity

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

N X Y Q 3 8 4 6 2 3 A R 1